EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions, except ratios)

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
Earnings as defined:
Income before income taxes, as reported	$1,391.9	$1,280.6	$1,178.8	$1,049.1	$ 954.4
Add: Dividends from affiliates	14.3	16.2	13.9	15.9	17.2
Interest expense	124.9	78.0	51.1	57.9	45.5
Interest factor (re: rentals)(a)	155.2	157.6	161.0	162.6	154.4

Total earnings	$1,686.3	$1,532.4	$1,404.8	$1,285.5	$1,171.5

Fixed charges as defined:
Interest expense	$ 124.9	$ 78.0	$ 51.1	$ 57.9	$ 45.5
Interest factor (re: rentals)(a)	155.2	157.6	161.0	162.6	154.5

Total fixed charges	$ 280.1	$ 235.6	$ 212.1	$ 220.5	$ 200.0

Ratio of earnings to fixed charges	6.02x	6.50x	6.62x	5.83x	5.86x

(a)	The interest factor related to rentals reflects the appropriate portion of rental expense representative of an interest factor.